UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

CARDIUM THERAPEUTICS, INC.

(Full Name of Registrant)

12255 El Camino Real, Suite 250 San Diego, California 92130

(Address of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cardium Therapeutics, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) by the March 31, 2011 filing deadline because the Company and its advisors are still assessing with staff of the Division of Corporate Finance of the Securities and Exchange Commission the most appropriate accounting treatment for certain types of warrants issued by the Company. However, in order to apprise investors, on March 31, 2011, the Company filed a current report on Form 8-K (the “Form 8-K”) which includes both a press release presenting preliminary financial results for its fourth quarter and fiscal year ended December 31, 2010, as well as text of the Company’s draft Annual Report (filed as Exhibit 99.2 to the Form 8-K and incorporated herein by reference). The financial information in the draft Annual Report was prepared consistent with the Company’s historical presentation on the basis of the prior accounting treatment for these warrants, but the report also presented the accounting matter at issue as “Unresolved Staff Comments,” included as Item 1B of the draft Annual Report filed as Exhibit 99.2 to the Form 8-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dennis M. Mulroy, Chief Financial Officer	(858) 436-1000
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CARDIUM THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By:	/s/ Dennis M. Mulroy
Dennis M. Mulroy,
Chief Financial Officer